SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2006

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Attached hereto and incorporated by reference herein is a press release, dated March 9, 2006, announcing that Uzi Breier has resigned from his position as Chief Executive Officer, effective immediately, and the appointment of Tom Wyler, Executive Chairman and President of Optibase Ltd., as interim Chief Executive Officer.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) BY: /S/ Tom Wyler —————————————— Tom Wyler President

Date: March 9, 2006

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Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE LTD. ANNOUNCES MANAGEMENT CHANGES

Tom Wyler Named Interim Chief Executive Officer of Optibase Ltd.

        HERZLIYA, Israel and MOUNTAIN VIEW, California, March 9, 2006 – Optibase Ltd. (“Optibase”) (NASDAQ: OBAS), a leader in advanced digital video solutions, today announced that Uzi Breier has resigned from his position as Chief Executive Officer, effective immediately. The resignation came about as a result of differences of opinion related to the management of the Company.

        Tom Wyler, Executive Chairman and President of Optibase, will assume the role of interim Chief Executive Officer until a suitable replacement can be found.

        Tom Wyler, Executive Chairman, President and interim Chief Executive Officer of Optibase, said, “During Uzi’s tenure as Chief Executive Officer, Uzi led a number of strategic initiatives that were important for Optibase’s operations. We wish to thank Uzi for his contribution and dedication”.

About Optibase
Optibase, Ltd. (Nasdaq:OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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